Filed by Capital One Financial Corporation

(Commission File No.: 001-13300)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Discover Financial Services

(Commission File No.: 001-33378)

Date: July 17, 2024

The following press release was issued by Capital One on July 17, 2024.

Media Release Contacts Sie Soheili Sie.Soheili@capitalone.com Carlisle Campbell Carlisle.Campbell@capitalone.com

Capital One Announces Five-Year, $265 Billion Community Benefits Plan in Connection with Discover Acquisition to Advance Economic Opportunity and Financial Well-Being

•	Significant financial and programmatic investments in support of critical economic priorities including housing affordability, no-fee banking access, and small business growth

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Includes $44 billion in community development financing, $600 million in support for Community Development Financial Institutions, $575 million in philanthropy, $200 billion in consumer lending to low- and moderate-income (LMI) consumers or consumers in LMI communities, $15 billion in lending to small businesses, and $5 billion in anticipated spending with diverse suppliers

•	Plan will be more than twice as large as any community commitment previously developed in connection with a bank acquisition

•	Innovative approach brought together a coalition of four leading community groups to negotiate and develop the comprehensive package of community-focused solutions

July 17, 2024 – McLean, VA – Capital One Financial Corporation (NYSE: COF) today announced a community benefits plan that commits more than $265 billion in lending, investment, and philanthropy over five years as part of its proposed acquisition of Discover Financial Services (NYSE: DFS). The plan was developed in partnership with the National Association for Latino Community Asset Builders (NALCAB), NeighborWorks America, the Opportunity Finance Network (OFN), and the Woodstock Institute.

This plan is twice as large as any other community commitment developed in connection with a bank acquisition and demonstrates that the combination of Capital One and Discover will create an opportunity to provide more lending, investment, and services to underserved communities than the institutions would undertake on a stand-alone basis.

These commitments will aim to expand economic opportunity for underserved consumers, including those in low- and moderate-income (LMI) neighborhoods, rural areas, and communities of color. It will support increased access to best-in-class products and services for unbanked or underbanked consumers as well as consumers across the credit spectrum and expand access to capital and opportunity.

“Our commitments to financial inclusion and well-being are core to who we are as a company,” said Richard Fairbank, Founder, CEO, and Chairman of Capital One. “That comes to life in our product portfolio, which serves the full spectrum of American consumers, and in the investments we make in our communities. We have a long history of developing innovative ways to serve these core constituencies, and we are committed to ensuring, through this community benefits plan, that our acquisition of Discover builds on our history of positive impact.”

In addition to a robust negotiating process led by the four community groups identified above, which collectively represent more than 800 nonprofit organizations nationwide, Capital One’s plan was informed by engagement with the company’s long-standing Community Advisory Council, more than 100 community organizations nationwide, and more than 100 local, state, and federal elected officials. This engagement included listening sessions with community organizations in key markets across Capital One’s and Discover’s footprint.

The plan is designed to enable greater access to safe and affordable housing; expand access to credit so small business owners can sustain and grow their businesses; increase access to credit for LMI consumers; build high-quality local infrastructure to facilitate the delivery of essential services; and support the development of schools, civic centers, and healthcare facilities that are vital to building strong and vibrant communities.

“This plan delivers high-impact, scalable solutions for low- and moderate-income communities, and its commitments and ambition reflect the robust, candid dialogue that drove its development,” said Andres Navarrete, Executive Vice President and Head of External Affairs at Capital One. “We have long valued community and customer feedback on our products, policies, and programs, recognizing that our partners are often the closest to the needs of the community, and we are deeply grateful to our negotiating partners and the many other community members and leaders across the country whose feedback and innovative ideas are reflected in this plan.”

Negotiating Partner Statements

“We’re thrilled to have had the chance to include our expertise and our members’ perspectives in the development of a community benefits plan with Capital One,” said Marla Bilonick, President and CEO of NALCAB. “Capital One consistently and proactively seeks constructive community feedback—then takes it a step further by incorporating that feedback into their product and service delivery. We appreciate the chance to help guide their continued investment in communities, and we look forward to helping bring the plan to life.”

“We were proud to participate with Capital One in the development of the community benefits plan. We applaud Capital One’s efforts to bring national and local groups together around the table to hear and learn of the needs in communities. At NeighborWorks, we understand the need for intentional investments and bold partnerships driven by a commitment to transformational impact,” said Marietta Rodriguez, President and CEO of NeighborWorks America. “Capital One has been a dependable partner in improving the financial future of residents across the country, and this new community benefits plan will continue to build on that commitment by expanding support for a broader range of products and services, particularly benefiting underserved consumers.”

“OFN is committed to working with partners across the country to ensure our communities have access to affordable, responsible financial solutions,” said Harold Pettigrew, President and CEO of OFN. “Throughout this process, we were encouraged by Capital One’s ownership of areas where it has room for improvement and openness to discussing ideas beyond its comfort zone. We look forward to continuing to work together to deliver on the plan’s commitments and help drive capital to the communities that need it most.”

“We do not need another empty promise, a splashy marketing campaign, or re-packaging existing activity as something new,” said Horacio Mendez, President and CEO of Woodstock Institute. “Woodstock Institute came to the table to challenge Capital One to develop a community benefits plan that moves the industry forward and sets an ambitious standard for others to follow. While nobody got everything they asked for, everyone involved in this process recognizes that substantive change and progress have been made on important issues. Specific to Woodstock’s mission, Capital One’s commitment to fair and responsible lending, and to collaborate on advocacy issues and policies that reflect our common interests, creates a new and powerful alliance that can effectively advance systemic solutions for those most in need.”

A Comprehensive Community Benefits Plan

The five-year plan includes significant financial and programmatic commitments across community development, Community Development Financial Institutions (CDFIs), philanthropy and pro bono, consumer card and auto lending, small business and supplier diversity, and bank access. The following sections highlight key elements of Capital One’s commitments in each area.

Community Development

Capital One has ranked first or second among all banks in Community Reinvestment Act (CRA) -qualified community development lending by total dollar amount over the past six reported years and will expand on this record through $44 billion in capital for affordable housing, economic development, public infrastructure, and alternative energy. This community development commitment includes:

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Over $35 billion supporting affordable housing for LMI communities and individuals, including Low-Income Housing Tax Credit (LIHTC) investments, representing a nearly 30% increase over previously planned activities.

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Over $5 billion supporting solutions to challenges LMI communities face, including employment, food accessibility, healthcare, education, renewable energy and public infrastructure, via New Markets Tax Credits, alternative energy financing, and municipal lending.

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Continuing Discover’s partnership with the Delaware State Housing Authority (DSHA) to enable homeownership through bond purchases and investments in mortgage-backed securities. The commitment provides certainty of liquidity and funding to support DSHA homeownership programs offering interest rates at or below market, down payment or closing costs assistance to low to moderate income households who are first time homebuyers or seeking to refinance existing mortgages. The premium pricing in the predetermined forward commitment is passed through to borrowers in the rates or assistance offered.

Community Development Financial Institutions (CDFIs)

Capital One recognizes CDFIs as proven, highly effective organizations for delivering capital to underserved communities and connecting consumers to financial products and services. The commitment includes:

•	$600 million in capital to nonprofit CDFIs focused on affordable housing, small business, and consumer lending, 6X Capital One’s and Discover’s planned activities.

Philanthropy and Pro Bono

Building on Capital One’s existing five-year, $200 million Impact Initiative, Capital One will significantly increase philanthropic giving and capacity-building efforts. This plan commits to a total of $575 million in philanthropy over its duration, representing a nearly 30% increase over previously planned activities. Included in this total is a $35 million commitment to philanthropic support for nonprofits in Delaware, including Discover’s CRA assessment area, and $20 million for Chicago-based organizations, a portion of which is incremental to Capital One and Discover’s historical support. New philanthropic investments include:

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$50 million increase in new grants to CDFIs over the duration of this community benefits plan, more than 3X planned CDFI grantmaking. These grants, in addition to the expanded CDFI loans and investments referenced above, will further enable CDFIs’ lending activities to small businesses and affordable housing, as well as small dollar consumer lending, and assist Capital One’s partners in building capacity and bolstering operations to deliver their services more effectively.

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$25 million increase in new grants and pro bono initiatives to support programs that enable homeownership, including down payment assistance, funding repairs, and pre-purchase and foreclosure prevention counseling.

•	$25 million increase in new grants to support pre-development activities, resident services, and rent reporting initiatives in Capital One’s LIHTC-financed properties.

•	$15 million increase in new grants to fund research related to artificial intelligence (AI), focusing on the integration of AI in the banking sector while emphasizing responsible implementation.

Capital One is committed to helping nonprofit organizations continue their critical work through an expanded pro bono program and a range of capacity-building services, including:

•	10X expansion of current pro bono associate volunteering program for nonprofits and small businesses.

•	5X expansion of current pro bono associate volunteering programs for CDFIs, with a focus on data and technology management and change management.

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Investing in long-term, interdisciplinary capacity-building engagements with community partners in data, cyber, infrastructure, machine learning, and AI, focused on strengthening the collective capacity and impact of the CDFI industry and fostering growth, innovation, and sustainability across the sector.

•	Establishing a formal pro bono program to build the lobbying and advocacy capacity of nonprofit partners.

•	30% growth for the Capital One Insights Center and partnership-based research approaches to increase the number of research projects conducted and commissioned each year.

•	Partnering with community groups to develop a shared agenda on key advocacy issues and policies that reflect Capital One’s and these organizations’ shared interests.

Consumer Card and Auto Lending

Capital One is deepening its long-standing commitment to serving and empowering consumers from across the credit spectrum with best-in-class consumer credit products. Since its founding, Capital One has enabled 42 million customers with subprime or no FICO scores when they opened an account with the bank to achieve prime or better FICO scores. Capital One is committed to supporting its customers’ financial well-being through tools and programs driving tangible and positive customer outcomes.

These programs include simple and flexible auto-pay options, automatic enrollment in credit card payment alerts, and one-click payments that have prevented over 25 million late payments and past due fees in the past year alone. Capital One has invested in:

•	Free digital tools like CreditWise, which currently serves nearly 60 million customers and non-customers alike.

•	A financial literacy partnership with Khan Academy, which has reached over 850,000 learners who have spent over 21 million minutes engaged with the content since its launch in July 2023.

•	The Auto Navigator tool, which provides transparency and education to auto loan customers and non-customers alike.

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The Keep Customers in their Cars program, which has leveraged innovative loan adjustments and modifications to enable over one million customers, who at another lender may have experienced repossession, to stay in their cars. This program is specifically designed to ensure customers maintain ongoing access to mobility, a critical resource in accessing and maintaining jobs, affordable housing, healthcare and healthy food, and other essential services.

Capital One will build on this legacy by expanding access to its products and delivering transparency, education, and hands-on support throughout its customers’ financial lives, notably through the following commitments:

•	$125 billion in credit card lending to LMI consumers and consumers who reside in LMI communities nationwide.

•	$75 billion in automobile finance lending to LMI consumers and consumers who reside in LMI communities nationwide.

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Expanding the Secured Card unsecuring program (returning customers’ deposits) with the goal of unsecuring 90%+ of customers in good standing with Capital One and other bureau accounts once they have been a customer for two years. This represents a 15-20% expansion of this program and builds upon Capital One’s practice of auto-reviewing accounts for unsecuring eligibility to proactively support customers’ ability to improve their credit standing.

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Launching a “Second Look” auto loan program to refer consumers declined through Capital One’s Auto Navigator to CDFIs and provide pro bono and technical assistance to CDFI partners to enable greater scale and success in this effort.

In addition, Capital One will continue to empower customers to have greater control over their financial decisions. This support will include building on currently available resources that equip customers with accessible financial education, providing simple tools for customers to manage their finances, and supporting customers through financial setbacks. These initiatives include:

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Providing a streamlined ability to opt out of proposed credit line increases through a simple and easy-to-use digital interface, ensuring that customers can more easily control decisions regarding their available credit.

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$15 million in additional grant funding to credit counseling agencies (CCAs) over the duration of the community benefits plan, including more proactive referrals of customers to reputable and effective CCAs.

•	Bringing an additional 600,000 borrowers into Capital One’s Keep Customers in their Cars program, helping these individuals at moments of need stay in their vehicles.

Small Businesses, Diverse Suppliers, and Diverse & Culturally Relevant Marketers

Capital One continues to invest in helping small business owners access the capital and tools they need to sustain and grow their businesses and expanding opportunities for diverse suppliers by committing to:

•	Over $15 billion to small businesses and businesses in LMI communities to improve access to credit and capital.

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Launching Ventures Lending, a mission-based credit card focused on closing gaps in equity and opportunity targeted to traditionally underserved small businesses. This new product will provide below-market rate pricing, and Capital One will partner with CDFIs to originate lending and deliver wrap-around services designed to enhance the long-term viability of these businesses.

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Expanding opportunities for diverse suppliers to engage in Capital One’s supplier process, with $5 billion in anticipated spending with diverse suppliers, representing an over 70% increase to historic levels over the duration of this plan.

•	30% increase to historic levels in Capital One’s diverse and culturally relevant marketing spend over the duration of this plan.

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Delivering tools for small businesses as they build and grow, including Cash Flow Insights, a free digital dashboard to help small businesses track and project expected income and expenses, designed to help improve business financial health and stability with relevant insights.

Bank Access

Capital One’s retail business has been a leader in delivering innovative, market-leading products. Capital One is a national bank, serving a broad and diverse customer base through a unique blend of best-in-class digital and physical delivery channels. Capital One and Discover customers will be able to access branches in the company’s traditional bank footprint in the Washington, DC and New York metro areas and the Gulf Coast; Cafés in 21 of the top 25 MSAs; over 16,000 cash deposit locations; and more than 70,000 fee-free ATMs nationwide.

Capital One was the first large bank to completely eliminate overdraft fees, and remains the only large bank to offer overdraft protection free of charge on a checking account without fees or minimum balance requirements. Since eliminating overdraft fees in 2021, Capital One customers have saved over $500 million in potential fees. All of Capital One’s retail bank products come with no account maintenance fees, no minimum balance requirements, and no overdraft fees. Capital One’s flagship 360 checking product is fully Bank On certified, and the company has ranked #1 in US National Banking Overall Satisfaction for four years running, according to J.D. Power.

Capital One will build on this industry-leading position by further committing to support financial inclusion through enhanced products, services, and physical presence:

•	Growing Capital One’s flagship Bank On certified checking accounts by at least 50% over the company’s current Bank On certified checking accounts.

•	Enabling access to ~100,000 consumers with Individual Tax Identification Numbers (ITINs) through enhanced digital acceptance programs.

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Maintaining 30% of Capital One’s retail locations (branches and Cafés) in LMI neighborhoods to complement the company’s digital delivery channels and support continued neighborhood economic stabilization and investment.

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Opening new Capital One Cafés in LMI and underserved areas, providing significant community and consumer benefits, financial education programming, and free convening space for community groups and civic organizations.

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Ensuring that consumers are able to meet short-term liquidity challenges through a suite of new services and features, including developing new Savings Builder features that can be used with Capital One’s flagship savings product. These digital tools will include savings goals and auto-saving tools and be integrated into financial counseling workshops with nonprofit partners.

•	Committing to working with CDFIs and credit unions to research and deliver viable and sustainable small-dollar loan products to consumers.

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Increasing Café community programming and resources to expand the reach of financial health support, including expanding the Café student ambassadors program, Money & Life mentoring, and workshops through community sponsorships.

Discover’s Customers, Employees and Communities

Recognizing Discover’s long history of customer service and long-standing partnerships, Capital One is also committing to:

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Following conversion of Discover deposits and credit card accounts to Capital One systems, ensuring Discover customers gain access to a broader set of financial products and services, including a unique mix of best-in-class digital tools, Capital One’s nationwide network of branches and Cafés, as well as tens of thousands of cash-load partner locations and fee-free ATMs.

•	Committing to no layoffs of front line associates in connection with the proposed transaction.

•	Growing Discover’s Customer Care Center in Chatham on the South Side of Chicago to meet Discover’s original goal of employing more than 1,000 individuals.

•	Retaining Discover’s Customer Care Center in Whitehall, Ohio.

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Retaining Discover’s sole physical branch and CRA assessment area located in Greenwood, Delaware. This branch will convert to a Capital One physical branch following conversion of Discover deposit accounts to Capital One systems.

Capital One’s commitment to transparency and inclusivity will continue once the plan is finalized. Capital One will report on its progress to the Federal Reserve Board and the Office of the Comptroller of the Currency on an annual basis, update the firm’s Community Advisory Council during regularly scheduled meetings, and post a report on its website.

“Capital One and Discover have long been leaders in investing in our communities to help people live, work, and build wealth on their own terms,” said Kerone Vatel, Head of Community Impact and Investment at Capital One and Chair of the Capital One Foundation Board. “This plan affords everyday consumers across America the opportunity to navigate their finances with resilience. We will continue to forge collaborative partnerships that build on Capital One and Discover’s combined legacy of deep community investment centered on the needs of the people who live there.”

Capital One’s Acquisition of Discover

In February 2024, Capital One and Discover announced that they entered into a definitive agreement under which Capital One will acquire Discover in a landmark deal. The transaction is expected to close in late 2024 or early 2025, subject to satisfaction of customary closing conditions, including regulatory approvals and approval by the shareholders of each company. The Community Benefits Plan is subject to the closing of the Discover transaction.

Annual results of this commitment could fluctuate from year to year based on market conditions and macroeconomic factors. If market conditions and macroeconomic factors worsen, safety and soundness will remain the company’s primary priority. Capital One will discuss proposed material changes to this community benefits plan with its negotiating partners.

More information on Capital One’s agreement to acquire Discover Financial Services can be found at www.capitalonediscover.com.

About Capital One

Capital One Financial Corporation (www.capitalone.com) is a financial holding company which, along with its subsidiaries, had $351.0 billion in deposits and $481.7 billion in total assets as of March 31, 2024. Headquartered in McLean, Virginia, Capital One offers a broad spectrum of financial products and services to consumers, small businesses and commercial clients through a variety of channels. Capital One, N.A. has branches and Cafes located primarily in New York, Louisiana, Texas, Maryland, Virginia and the District of Columbia. A Fortune 500 company, Capital One trades on the New York Stock Exchange under the symbol “COF” and is included in the S&P 100 index.

Additional information about Capital One can be found at Capital One About at www.capitalone.com/about.

Forward Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the proposed transaction between Capital One Financial Corporation (“Capital One”) and Discover Financial Services (“Discover”), the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Capital One or Discover to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies and other anticipated benefits from the transaction may not be fully realized or may take longer than anticipated to be realized, the risk that revenues following the transaction may be lower than expected and/or the risk that certain expenses, such as the provision for credit losses, of Discover, or Capital One following the transaction, may be greater than expected, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, (3) the risk that the integration of Discover’s business and operations into Capital One, including the integration into Capital One’s compliance management program, will be materially delayed or will be more costly or difficult than expected, or that Capital One is otherwise unable to successfully integrate Discover’s businesses into its own, including as a result of unexpected factors or events, (4) the possibility that the requisite regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that requisite regulatory approvals may result in the imposition of conditions that could adversely affect Capital One or the expected benefits of the transaction following the closing of the transaction), (5) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (6) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in completing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (7) the dilution caused by the issuance of additional shares of Capital One’s common stock in connection with the transaction, (8) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (9) risks related to management and oversight of the expanded business and operations of Capital One following the transaction due to the increased size and complexity of its business, (10) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of Capital One’s business operations following the transaction, (11) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Capital One before or after the transaction, or against Discover, (12) the risk that expectations regarding the timing, completion and accounting and tax treatments of the transaction are not met, (13) the risk that any announcements relating to the transaction could have adverse effects on the market price of Capital One’s common stock, (14) certain restrictions during the pendency of the transaction, (15) the diversion of management’s attention from ongoing business operations and opportunities, (16) Capital One’s and Discover’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing, (17) effects of the announcement, pendency or completion of the transaction on Capital One’s or Discover’s ability to retain customers and retain and hire key personnel and maintain relationships with Capital One’s and Discover’s suppliers and other business partners, and on Capital One’s and Discover’s operating results and businesses generally, (18) general competitive, economic, political and market conditions and other factors that may affect future results of Capital One and Discover, including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities and (19) any other factors that may affect Capital One’s future results or the future results of Discover; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors which could affect future results of Capital One and Discover can be found in Capital One’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Discover’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Capital One and Discover disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Important Information About the Transaction and Where to Find It

Capital One filed a registration statement on Form S-4 (No. 333-278812) with the SEC on April 18, 2024, as amended on June 14, 2024, to register the shares of Capital One’s common stock that will be issued to Discover stockholders in connection with the proposed transaction. The registration statement, which is not yet effective, includes a preliminary joint proxy statement of Capital One and Discover that also constitutes a preliminary prospectus of Capital One. If and when the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form, such joint proxy statement/prospectus will be sent to the stockholders of each of Capital One and Discover in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS (AND ANY OTHER AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Capital One or Discover through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Capital One or Discover at:

Capital One Financial Corporation	Discover Financial Services
1680 Capital One Drive McLean, VA 22102 Attention: Investor Relations investorrelations@capitalone.com (703) 720-1000	2500 Lake Cook Road Riverwoods, IL 60015 Attention: Investor Relations investorrelations@discover.com (224) 405-4555

Before making any voting or investment decision, investors and security holders of Capital One and Discover are urged to read carefully the entire registration statement and preliminary joint proxy statement/prospectus, including any amendments thereto when they become available, because they contain or will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Capital One, Discover and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Capital One and Discover in connection with the proposed transaction. Information regarding the directors and executive officers of Capital One and Discover and other persons who may be deemed participants in the solicitation of the stockholders of Capital One or of Discover in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Capital One with the SEC. Information about the directors and executive officers of Capital One and their ownership of Capital One common stock can also be found in Capital One’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 20, 2024, and other documents subsequently filed by Capital One with the SEC. Information about the directors and executive officers of Discover and their ownership of Discover common stock can also be found in Discover’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 15, 2024, and other documents subsequently filed by Discover with the SEC. Additional information regarding the interests of such participants is included in the preliminary joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.

2025-2029 C O M M U N I T Y B E N E F I T S P L A N 1

Our commitment

Capital One has announced a historic Community Benefits Plan (CBP) totaling more than $265 billion in lending, investments, and philanthropy over five years, including industry-leading financial and high-impact programmatic commitments as part of our decision to acquire Discover Financial Services. Our CBP, which will take effect upon successful completion of our proposed acquisition of Discover, will be more than twice as large as any community commitment previously developed in connection with a bank acquisition.

TOTAL IN LENDING, INVESTMENTS, AND PHILANTHROPY

$265B

over the next five years

THE CBP INCLUDES

$44B
in community development financing*

$600M
in support for Community Development Financial Institutions (CDFIs) beyond our $44 billion community development commitment*

$575M
in philanthropy as well as pro bono engagements centered on homeownership, resident services, responsible AI and capacity building for nonprofits, including CDFIs and small businesses*

$5B
in anticipated spending with diverse suppliers

$15B
in lending to small businesses in LMI communities, and/or businesses with $1 million or less in revenue

$200B
in lending to low- and moderate-income (LMI) consumers and consumers residing in LMI communities to help increase access to the financial system through simple, transparent and affordable products

- **Expanded access to the banking system** through **50%** growth of our flagship, Bank On certified 360 Checking account—which has no fees, no minimum balance requirements, and no overdraft fees; maintaining **30%** of our branches and Cafés in LMI census tracts; and opening additional Cafés in LMI communities.

- **New products, features, and programs focused on addressing the needs of underserved populations,** including lending to traditionally underserved small businesses; building savings; adjusting existing experiences to enable customers' greater control of their financial decisions; investing in financial literacy and education; and partnering with community-based organizations on high-impact, public-facing research and advocacy to identify and address key consumer and community policy concerns.

OUR NEGOTIATING PARTNERS

NALCAB

NeighborWorks® AMERICA

OPPORTUNITY FINANCE NETWORK

WOODSTOCK INSTITUTE
Advancing Economic Security and Community Prosperity

*The largest community commitment in these categories developed in connection with a bank acquisition since 2016.

COMMUNITY BENEFITS PLAN 2

Copyright 2024 Capital One

Our CBP demonstrates that the combination of Capital One and Discover will create an opportunity to provide more lending for, investment in, and services to underserved individuals and communities than either institution would have undertaken on a stand-alone basis. Our CBP commitments aim to expand economic opportunity for underserved consumers, including those in LMI neighborhoods, rural areas, and communities of color. It will support increased access to best-in-class products and services for unbanked or underbanked consumers as well as consumers across the credit spectrum, and expand access to capital and opportunity. Our CBP will enable greater access to safe and affordable housing; expand access to credit so small business owners can sustain and grow their businesses; expand programs to help ensure that people have the skills necessary to seek out well-paying jobs and advance their careers; build high quality local infrastructure to facilitate the delivery of essential services; and support the development of schools, civic centers, and healthcare facilities that are vital to building strong and vibrant communities. We will also invest in strengthening the capacity of nonprofit partners, including CDFIs, so they can play an even more critical role in responding to the needs of their clients. Our negotiating partners [GRAPHIC APPEARS HERE] In developing our CBP, we are fortunate to partner with four of the industry’s largest and most prominent community organizations: the National Association for Latino Community Asset Builders (NALCAB), NeighborWorks America (NeighborWorks), the Opportunity Finance Network (OFN) and the Woodstock Institute (Woodstock). These organizations represent over 800 nonprofits and serve as industry leaders across affordable housing and homeownership counseling, asset generation, economic mobility, CDFIs, and research and advocacy for economic justice. They bring deep connections to the community and diverse perspectives on the best way to advance economic opportunity for consumers and small businesses, particularly those who have traditionally been underserved. These negotiations were led by: Marla Bilonick President & CEO, National Association for Latino Community Asset Builders (NALCAB) NALCAB is the hub of a national network of more than 200 mission-driven organizations that are anchor institutions in geographically and ethnically diverse Latino communities in 48 states, Washington, DC and Puerto Rico. Bilonick serves as NALCAB’s President & CEO and as CEO of NALCAB’s subsidiary asset management company Escalera Community Investments. A seasoned veteran in the arena of economic and community development, Bilonick brings over 25 years of expertise in small business development, community-based financial services and international aid with an emphasis on Latin America and the US Latino COMMUNITY BENEFITS PLAN 3 Copyright 2024 Capital One

population. Bilonick was appointed by President Biden to serve on the US Department of the Treasury CDFI Fund’s Community Development Advisory Board, becoming the first Latina (or Latino) to be elected chair of that board and only the second female to chair the board in its 29-year history. Bilonick believes in the power of coalitions to advance shared goals, which led to the formation of an alliance of Latino-led CDFIs called the National Alliance of CDFI Executives (NALCE). She is a charter member of Capital One’s Community Advisory Council (CAC), first established in 2013. Marietta Rodriguez President & CEO, NeighborWorks America (NeighborWorks) NeighborWorks creates opportunities for people to live in affordable homes, improve their lives and strengthen their communities. At the foundation of NeighborWorks’ mission are nearly 250 strong, healthy and prepared network organizations in every state, the District of Columbia and Puerto Rico. In more than two decades with NeighborWorks, Rodriguez has established a proven track record of creating and executing initiatives that address some of the toughest challenges facing LMI families, such as homeownership, financial capability, and community building and engagement. Rodriguez brings over 25 years of experience in affordable housing and community development at the local, regional and national levels. She manages an annual budget of more than $150 million and has strategically grown NeighborWorks’ efforts in scope and application. Called “one of the most influential nonprofit leaders in the country” by The Nonprofit Times, Rodriguez is a leading voice in calling for cross-sector approaches to society’s greatest challenges. Rodriguez has been a member of Capital One’s CAC since 2019. Harold B. Pettigrew Jr. [GRAPHIC APPEARS HERE] CEO, Opportunity Finance Network (OFN) OFN is a leading national network of more than 390 CDFIs nationwide. OFN’s network of community development loan funds, banks, venture capital funds, and credit unions works to ensure communities underserved by mainstream finance have access to affordable, responsible financial products and services. Pettigrew joined OFN as its third president and CEO in June 2023. Prior to this role, Pettigrew led the Washington Area Community Investment Fund (Wacif), one of the capital region’s leading CDFIs, for seven years. Pettigrew is one of the country’s leading voices on equitable economic development, serving as Vice Chair of the U.S. Department of the Treasury’s Community Development Advisory Board, the Federal Reserve Bank of Richmond’s Community Investment Council, and several national banks’ Community Advisory Councils, including Capital One’s CAC. When communities face negative attention for any number of reasons, behind the headlines, Pettigrew sees neighbors and neighborhoods fighting for resources necessary for change. Horacio Mendez President and CEO Woodstock Institute (Woodstock) Woodstock is a leading nonprofit research and advocacy organization that for over 50 years has had a committed focus on fair lending, wealth creation, economic justice and financial systems reform. Operating both locally in Chicago and on a national scale, Woodstock has consistently delivered impactful outcomes, such as playing an instrumental role in the passage of the 1975 Home Mortgage Disclosure Act, 1977 Community Reinvestment Act, the 2021 Predatory Loan Prevention and Illinois COMMUNITY BENEFITS PLAN 4 Copyright 2024 Capital One

Community Reinvestment Acts. Woodstock Institute was also a pioneer in training advocacy organizations on using the Community Reinvestment Act to develop Community Benefits Agreements. Mendez joined Woodstock as the organization’s first Latino leader in August of 2020 with a wealth of experience spanning policy, regulation, finance, research, and strategy. Prior to this role, Mendez served as the Managing Director of Corporate Social Responsibility for the Americas at MUFG Union Bank and occupied executive positions at Rabobank, Silicon Valley Bank and the Federal Reserve Bank of San Francisco. Additionally, Mendez spent seven years as a Senior Fellow in the Economic Opportunities Program at the Aspen Institute. COMMUNITY BENEFITS PLAN In addition to these four organizations and dozens of their affiliates, Capital One consulted with the over two dozen members of its long-standing Community Advisory Council, and met with over 100 community organizations and over 100 elected officials and staff to discuss the acquisition and hear ideas for how our efforts and CBP could be most responsive to the needs of communities across the country. Met with over community organizations and over elected officials 5 Copyright 2024 Capital One

Our story Capital One is a diversified financial institution offering a range of traditional financial products and services to consumers, small businesses and commercial clients. We are unique among large banks in being founder-led and focused on meeting the needs of the full spectrum of American consumers. Since our inception, we have served as an engine for financial inclusion and well-being at each stage of our customers’ financial journeys. We support our communities through a unique blend of a national digital footprint and physical delivery channels—a strategy enabled by our acquisition of traditional and digital banks from 2005-2012 and our industry-leading investments in technology and talent. Underscoring our strong commitment to the principles of the Community Reinvestment Act (CRA), Capital One has ranked first or second among all banks in CRA-qualified community development lending by total dollar amount over the past six reported years; been an industry leader in serving the needs of LMI credit card and auto loan consumers; and is WE HAVE ENABLED [GRAPHIC APPEARS HERE] 42M customers with subprime or no FICO scores, when they opened an account with us, to achieve prime or better FICO scores first amongst the largest banks in percentage of branches located in LMI communities, where we have also grown the presence of our iconic Cafés. At Capital One, we have always prioritized our customers’ holistic financial health, delivering best-in-class products and services to meet their financial needs. We were the first and remain the only top-ten bank to eliminate overdraft and insufficient funds fees from all our products while still providing free overdraft protection on a checking account without fees or minimum balance requirements. We are often a consumer’s first experience with credit, and we work with these customers to help them build their credit safely We were the first top-ten bank to eliminate overdraft and insufficient funds fees from all our products. COMMUNITY BENEFITS PLAN 6 Copyright 2024 Capital One

[GRAPHIC APPEARS HERE] and use it wisely through access to simple, transparent and affordable products. Since our founding, we have enabled 42 million customers with subprime or no FICO scores, when they opened an account with us, to achieve prime or better FICO scores. As a result, we have grown and deepened their relationships with us, and been able to offer these customers, across all incomes and credit profiles, access to a suite of lending and deposit products. Capital One has long chosen to serve subprime and LMI consumers through our best-in-class credit card, auto and retail banking products where many other financial institutions, including large, midsize, and small banks and credit unions, have made a strategic decision not to do so. We have done so by offering highly competitive and pro-consumer products with substantially lower and fewer fees than other providers, thus better enabling our customers to succeed with these products. Our acquisition of Discover will enable us to expand these offerings. The resulting institution will benefit the convenience and needs of the communities served by Capital One and Discover, including our customers, partners and employees, by combining two organizations with strong, customer-oriented cultures and complementary business models. Capital One and Discover have demonstrated strong commitments to serving our communities, as evidenced by our long-standing track records of “outstanding” CRA performance, as well as each organization’s ongoing community engagement activities. Our CBP builds on this legacy and commits to significantly increasing the combined investments of Capital One and Discover. COMMUNITY BENEFITS PLAN 7 Copyright 2024 Capital One

COMMUNITY DEVELOPMENT | CDFI | PHILANTHROPY & PRO BONO | CONSUMER CARD & AUTO LENDING | SMALL BUSINESS & DIVERSE SUPPLIERS+ | BANK ACCESS

Community development

Capital One has been a leader in community development lending and investing, financing over $80.9 billion in CRA-qualified community development loans and investments since the acquisition of ING Direct twelve years ago. In 2023 alone, Capital One financed more than $5.4 billion of affordable housing nationwide, including lending and investments to finance high quality, resident-centered developments primarily through the low income housing tax credit (LIHTC) program. Discover has provided over $660 million in capital to community development initiatives over the past five years and has developed several innovative programs that we plan to continue. Additional community development financing will support community services, economic development and neighborhood revitalization. We will expand on this record of helping cultivate thriving communities through additional lending and investments in our CBP including:

- Over $35 billion supporting affordable housing for LMI communities and individuals, including LIHTC investments, representing a nearly 30% increase over our planned activities.

COMMUNITY DEVELOPMENT INCREASE


$50B
$40B
$30B
$20B
$10B
$0
$35B
+25%
$44B
Before CBP Commitment
After CBP Commitment

$44B

in capital for affordable housing, economic development, public infrastructure, and alternative energy, **a +25% increase over our planned activities**

- Over $5 billion supporting solutions to challenges LMI communities face, including employment, food accessibility, healthcare, education, renewable energy and public infrastructure, via New Markets Tax Credits, alternative energy financing, and municipal lending, representing an over 30% increase over our planned activities.

- Continuing Discover's forward commitment to the Delaware State Housing Authority (DSHA). The commitment provides certainty of liquidity and funding to support DSHA homeownership programs offering interest rates at or below market, down payment or closing costs assistance to low to moderate income households who are first time homebuyers or seeking to refinance existing mortgages. The premium pricing in the predetermined forward commitment is passed through to borrowers in the rates or assistance offered.

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COMMUNITY DEVELOPMENT | CDFI | PHILANTHROPY & PRO BONO | CONSUMER CARD & AUTO LENDING | SMALL BUSINESS & DIVERSE SUPPLIERS+ | BANK ACCESS

Community Development Financial Institutions (CDFIs)

Capital is critical to developing thriving communities that promote economic opportunity for individuals and small businesses. CDFIs are a proven, highly effective mechanism for delivering capital to underserved communities and connecting consumers to financial products and services. In 2023, Capital One and Discover committed nearly $100 million in lending to CDFIs across the country. Through our CBP, Capital One is committing to:

- An additional $500 million in capital to nonprofit CDFIs focused on affordable housing, small business and consumer lending, totaling 6X our planned activities.
- As detailed more fully in the philanthropy section, providing an additional $50 million in grant support as well as pro bono technical assistance to CDFIs to increase capacity building and organizational effectiveness.

$600M

in capital to CDFIs focused on affordable housing, small business and consumer lending

6x

our planned activities

CDFIs INCREASE



$600M
$500M
$400M
$300M
$200M
$100M
$0M
$100M
6x
$600M
Before CBP Commitment
After CBP Commitment

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COMMUNITY DEVELOPMENT | CDFI | **PHILANTHROPY & PRO BONO** | CONSUMER CARD & AUTO LENDING | SMALL BUSINESS & DIVERSE SUPPLIERS+ | BANK ACCESS

Philanthropy and pro bono

Our CBP builds on Capital One's five-year $200 million Impact Initiative, which was launched in 2020 to help improve economic opportunity for traditionally underserved communities.

$575M
in philanthropic giving

Nearly
30%
increase in planned activities

The Impact Initiative focused on core pillars aligned against many of the most significant economic challenges faced by our country, as well as addressing structural barriers to achieving socioeconomic mobility. These pillars include Affordable Housing, Workforce Development, Small Business Support, Financial Well-Being, and Digital Access.

Our efforts are informed by a long-standing belief that our partners—who are closest to the needs of the community—are best positioned to develop effective and sustainable solutions. Deep community partnerships with affordable housing developers, nonprofit organizations, local government, and civic leaders are at the heart of our community programs.

We are committing to a total of $575 million in philanthropy over the duration of the CBP, representing a nearly 30% increase over our planned activities. Included in this total is a $35 million commitment to philanthropic support for nonprofits in Delaware, including Discover's CRA assessment area, and $20 million for Chicago-based organizations, a portion of which is incremental to Capital One and Discover's historical support in these markets.

Our additional incremental philanthropic investments will include:

- $50 million increase in grants to CDFIs over the duration of our CBP, more than 3X our planned CDFI grantmaking. These grants will further enable CDFI's lending activities to small businesses, affordable housing and small dollar consumer lending, and assist our partners in building capacity and bolstering operations to deliver their services more effectively.

COMMUNITY BENEFITS PLAN
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COMMUNITY CDFI PHILANTHROPY CONSUMER CARD & SMALL BUSINESS & BANK ACCESS DEVELOPMENT & PRO BONO AUTO LENDING DIVERSE SUPPLIERS+ $25 million increase in grants to support programs that enable homeownership, including down payment assistance, funding repairs, pre-purchase counseling, and foreclosure prevention programs. $25 million increase in grants to support pre-development activities, resident services, and financial well-being initiatives in our LIHTC-financed properties. $15 million increase in grants to fund research related to artificial intelligence (AI), focusing on the integration of AI in the banking sector while emphasizing responsible implementation. Capital One recognizes that building vibrant communities and advancing economic opportunity take more than financial resources. In a rapidly changing and increasingly digital world, we recognize the challenges nonprofits face adapting their programs to consumers’ evolving needs and preferences, while seeking to fulfill their missions. Therefore, our CBP expands on our innovative pro bono technical assistance program to support the holistic needs of our partners and the communities they serve, expanding our skills-based volunteerism program and utilizing the diverse expertise of our associates on critical capacity building initiatives. These engagements will leverage our capabilities in complex and high-need areas such as information technology, data analytics and research, marketing, human resources management, and legal services, including using our advocacy voice to support our nonprofit partners’ efforts and advance shared policy priorities, including initiatives to support AI for Good and advance fair and responsible lending. These commitments include: 10X expansion of our pro bono associate volunteering program, which will serve an average of over 200 nonprofits and underserved small businesses each year. 5X expansion of our pro bono associate volunteering programs, which will serve an average of over 30 CDFIs each year, with a focus on data, technology, and change management. Investing in long-term interdisciplinary capacity building engagements with community partners in data, cyber, infrastructure, machine learning and AI, focused on strengthening collective capacity and impact of the CDFI industry, fostering growth, innovation, and sustainability across the sector. 30% growth for the Capital One Insights Center, our in-house research function, and our partnership-based research initiatives. We will increase the number of research projects conducted and commissioned each year to contribute insights that serve the needs of our communities and inform problem-solvers in government, business, and the nonprofit sectors to shape evidence-driven solutions. Establishing a formal pro bono program to build the lobbying and advocacy capacity of our nonprofit partners; and partnering with community groups to develop a shared agenda on key advocacy issues and policies reflecting our common interests, including policies to encourage the responsible use of AI and to advance fair and responsible lending. COMMUNITY BENEFITS PLAN 11 Copyright 2024 Capital One

COMMUNITY DEVELOPMENT | CDFI | PHILANTHROPY & PRO BONO | CONSUMER CARD & AUTO LENDING | SMALL BUSINESS & DIVERSE SUPPLIERS+ | BANK ACCESS

Consumer card and auto lending

We are committed to continuing our long-standing support of LMI customers by offering best-in-class consumer credit products. We are committed to supporting our customers' financial well-being through tools and programs driving tangible and positive outcomes.

These programs include simple and flexible auto-pay options, automatic enrollment in credit card payment alerts, and one-click payments, which have helped prevent over 25 million late payments and past due fees in the past year alone. We have invested in:

- Free digital tools like CreditWise, which currently serves nearly 60 million customers and non-customers alike.
- Financial literacy partnership through Khan Academy, which has reached over 850,000 learners who have spent over 21 million minutes engaged with the content since its launch in July 2023.
- Our Auto Navigator tool, providing transparency and education to our auto loan customers and non-customers alike.

$200B

in consumer card and auto lending to LMI consumers and consumers who reside in LMI communities

In our Auto Lending business, we have leveraged innovative loan adjustments and modifications to enable 1 million customers—who may have experienced repossession at another lender—to stay in their cars. This program is specifically designed to ensure our customers maintain ongoing access to mobility, a critical resource in accessing and maintaining jobs, affordable housing, healthcare and healthy food, and other essential services.

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COMMUNITY CDFI PHILANTHROPY CONSUMER CARD & SMALL BUSINESS & BANK ACCESS DEVELOPMENT & PRO BONO AUTO LENDING DIVERSE SUPPLIERS+ WE HAVE HELPED PREVENT OVER 25M late payments and past due fees in the past year alone As part of this CBP, we commit to: $125B in credit card lending to LMI consumers and consumers who reside in LMI communities nationwide over the duration of our CBP. $75B in automobile lending to LMI consumers and consumers who reside in LMI communities nationwide over the duration of our CBP. Expanding the Secured Card unsecuring program (returning customers’ deposits) with the goal of unsecuring 90%+ of customers in good standing with Capital One and other bureau accounts once they have been a customer for two years. This represents a 15-20% expansion of this program, and builds upon our practice of auto-reviewing accounts for unsecuring eligibility to proactively support customers’ ability to improve their credit standing. Launching a “Second Look” auto loan program to refer consumers declined through Capital One’s Auto Navigator to CDFIs, and provide pro bono and technical assistance to CDFI partners to enhance and expand their ability to serve a critical need within this market. Delivering education and transparency to ensure customers have control of their financial lives We believe that empowering customers to have greater control over their financial decisions includes proactively equipping them with accessible and transparent financial education and decisioning tools to manage their finances. We commit to building on the resources available to our customers, including: Providing a streamlined ability to opt out of proposed credit line increases through a simple and easy-to-use digital interface, ensuring customers can more easily control decisions regarding their available credit. Connecting nonprofits and their clients to Auto Navigator to equip customers with tools that provide more transparency into the auto financing process, which enables them to shop with more confidence. Enhancing CreditWise functionality with more financial health tools, including a goal setting tool to help consumers achieve critical milestones in credit score improvement. COMMUNITY BENEFITS PLAN 13 Copyright 2024 Capital One

COMMUNITY CDFI PHILANTHROPY CONSUMER CARD & SMALL BUSINESS & BANK ACCESS DEVELOPMENT & PRO BONO AUTO LENDING DIVERSE SUPPLIERS+ BRINGING AN ADDITIONAL 600K borrowers into our “Keeping Customers in their Cars” program, helping these individuals at moments of need stay in their vehicles Supporting customers through setbacks In addition to proactively looking out for customers, Capital One is also committed to providing support should setbacks occur. Our CBP includes initiatives to help customers get back on their feet, including: $15M in additional grant funding to credit counseling agencies (CCAs) over the duration of the CBP, including more proactive referrals of customers to reputable and effective CCAs. Bringing an additional 600,000 borrowers into our “Keeping Customers in their Cars” program, helping these individuals at moments of need stay in their vehicles. Capital One commits to helping these customers understand and evaluate their options, and successfully manage their auto loans, including providing reinstatement solutions. We will also continue our long-standing practice of not requiring or using starter-interrupt devices for any vehicles we fund. COMMUNITY BENEFITS PLAN 14 Copyright 2024 Capital One

COMMUNITY DEVELOPMENT | CDFI | PHILANTHROPY & PRO BONO | CONSUMER CARD & AUTO LENDING | SMALL BUSINESS & DIVERSE SUPPLIERS+ | BANK ACCESS

Small businesses, diverse suppliers, and diverse & culturally relevant marketers

Capital One recognizes the critical role small businesses play in their communities, serving as engines of economic activity and employment. We support small business purchasing power through card lending products, many of which have no annual fees, best-in-class rewards, and end-to-end digital tools to better manage their cash-flow. In addition, we have long been committed to empowering underserved entrepreneurs, helping to ensure that small business owners have equal access to critical resources, including capital and technical assistance.

$15B+

to small businesses and businesses in LMI communities and/or businesses with $1 million or less in revenue; and $5 billion in spend with diverse suppliers

Enabling small businesses to thrive

In addition to the CDFI commitments referenced above, we are committed to meeting the diverse needs of small businesses of any scale and entrepreneurs from all backgrounds, including:

- Launching Ventures Lending, a mission-based credit card focused on closing gaps in equity and opportunity targeted to traditionally underserved small businesses. This new product will provide below-market rate pricing, and Capital One will partner with CDFIs to originate lending and deliver wrap-around services designed to enhance the long-term viability of these businesses.
- Delivering new and innovative tools for small businesses as they build and grow, including Cash Flow Insights, a free digital dashboard to help small businesses track and project expected income and expenses, improving business financial health and stability.
- Expanding the Auto Mobility Accelerator program to support women and entrepreneurs of color, focusing on capital readiness for start-up and small businesses in the mobility ecosystem.

Launching Ventures Lending, a mission-based credit card focused on closing gaps in equity and opportunity targeted to traditionally underserved small businesses.

COMMUNITY BENEFITS PLAN
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15

COMMUNITY CDFI PHILANTHROPY CONSUMER CARD & SMALL BUSINESS & BANK ACCESS DEVELOPMENT & PRO BONO AUTO LENDING DIVERSE SUPPLIERS+ Supporting diverse suppliers and diverse & culturally relevant marketers We recognize the power of investing our corporate spend on products and services with businesses owned and operated by diverse groups, including women-, minority-, disabled-, and veteran-owned businesses. We commit to expanding opportunities for diverse suppliers to engage in our supplier process, resulting in: $5B in anticipated spending with diverse suppliers, representing an over 70% increase to historic levels over the duration of the CBP. Expanding our development programs benefiting over 100 diverse businesses in which we provide the tools, resources, and guidance needed to build capabilities and capacity and drive long lasting economic impact. 30% increase to historic levels in our diverse and culturally relevant marketing spend over the duration of our CBP. COMMUNITY BENEFITS PLAN 16 Copyright 2024 Capital One

COMMUNITY CDFI PHILANTHROPY CONSUMER CARD & SMALL BUSINESS & BANK ACCESS DEVELOPMENT & PRO BONO AUTO LENDING DIVERSE SUPPLIERS+ Bank access In our retail banking business, we have been a leader in delivering innovative, market-leading products. We are a national bank, serving a broad and diverse customer base through a unique blend of best-in-class digital and physical delivery channels. Capital One and Discover customers will be able to access branches in our traditional bank footprint in the Washington, DC and New York metro areas and the Gulf Coast; Cafés in 21 of the top 25 MSAs; over 16,000 cash deposit locations; and more than 70,000 fee-free ATMs nationwide. Discover customers will gain access following conversion to Capital One’s system. Capital One was the first large bank to completely eliminate overdraft fees, and remains the only large bank to offer overdraft protection free of charge on a checking account without fees or minimum balance requirements. Since eliminating overdraft fees in 2021, our customers have saved over $500 million in potential fees. In addition to no overdraft fees, all our retail bank products come with no account maintenance fees and no minimum balance requirements. Our flagship 360 Checking product is fully Bank On certified, and we have ranked #1 in US National Banking Overall Satisfaction for four years running, according to J.D. Power. Since eliminating overdraft fees in 2021, our customers have saved over $500M in potential fees We will build on this industry-leading offering by further committing to support financial inclusion through enhanced products, services and physical presence: Ensure access to branches and Cafés as well as safe, fair and high-value products and services Growing our flagship Bank On certified checking accounts by at least 50% over our current Bank On checking accounts. Enabling access to approximately 100,000 consumers with Individual Tax Identification Numbers (ITINs) through enhanced digital acceptance programs. Ensuring that consumers are able to meet short-term liquidity challenges, through a suite of new services and features, including developing and integrating new Savings Builder features into our flagship savings product. COMMUNITY BENEFITS PLAN 17 Copyright 2024 Capital One

COMMUNITY CDFI PHILANTHROPY CONSUMER CARD & SMALL BUSINESS & BANK ACCESS DEVELOPMENT & PRO BONO AUTO LENDING DIVERSE SUPPLIERS+ Maintaining 30% of Capital One’s retail locations (branches and Cafés) in LMI neighborhoods to complement our digital delivery channels and support continued neighborhood economic stabilization and investment. Opening new Capital One Cafés in LMI and underserved areas, providing significant community and consumer benefits, financial education programming, and free convening space for community groups and civic organizations. Ensuring that consumers are able to meet short-term liquidity challenges, through a suite of new services and features, including developing new Savings Builder features that can be used with our flagship savings product. These digital tools will include savings goals and auto-saving tools, and be integrated into financial counseling workshops with nonprofit partners. Committing to working with CDFIs and credit unions to research and deliver viable and sustainable small-dollar loan products to consumers. Increasing Café community programming and resources to expand the reach of financial health support, including expanding the Café student ambassadors program, Money & Life mentoring, and workshops through community sponsorships. Deepening our commitment to Discover’s employees and communities Following conversion of Discover deposits and credit card accounts to Capital One’s system, providing Discover customers with access to a broader set of financial products and services, including a unique mix of best-in-class digital tools, our nationwide network of branches and Cafés, as well as tens of thousands of cash-load partner locations and fee-free ATMs. Committing to no layoffs of front line associates in connection with the proposed merger. Supporting Discover’s innovative Customer Care and Community Center in the Chatham neighborhood on the South Side of Chicago, including keeping the original goal of employing more than 1,000 individuals at that location. Committing to retain Discover’s Customer Care Center in Whitehall, Ohio. Committing to retain Discover’s sole physical branch and CRA assessment area located in Greenwood, Delaware. This branch will convert to a Capital One physical branch following conversion of Discover deposit accounts to Capital One systems. COMMUNITY BENEFITS PLAN 18 Copyright 2024 Capital One

Investing in sustainability Capital One will continue to participate in sustainable debt products supporting our clients, including loans structured to incentivize reductions in emissions targets, green loans and bonds, and green multifamily financing programs through Fannie Mae and Freddie Mac. Implementation & reporting Capital One’s commitment to accountability and transparency will continue once the CBP is finalized. We will report on our progress to the Federal Reserve Board and the Office of the Comptroller of the Currency on an annual basis, update our Community Advisory Council during regularly scheduled meetings, and post a report on our website. Our acquisition of Discover In February 2024, Capital One and Discover announced that they entered into a definitive agreement under which Capital One will acquire Discover in a landmark deal. The transaction is expected to close in late 2024 or early 2025, subject to satisfaction of customary closing conditions, including regulatory approvals and approval by the shareholders of each company. The Community Benefits Plan is subject to the closing of the Discover transaction. Annual results of this commitment could fluctuate from year to year based on market conditions and macroeconomic factors. If market conditions and macroeconomic factors worsen, safety and soundness will remain our primary priority. We will discuss proposed material changes to our CBP with our negotiating partners. Our impact At Capital One, we have always believed that the success of our company is tied to the success of our customers and communities. Therefore, we have always sought to fully integrate our community and philanthropic initiatives into our business model. Our Community Benefits Plan continues this legacy and presents the opportunity to expand financial inclusion and financial well-being to millions of additional consumers and small businesses. COMMUNITY BENEFITS PLAN 19 Copyright 2024 Capital One

Forward Looking Statements Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, state-ments about the benefits of the proposed transaction between Capital One Financial Corporation (“Capital One”) and Discover Financial Services (“Discover”), the com-bined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by termi-nology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Capital One or Discover to differ materially from any results expressed or implied by such for-ward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies and other anticipated benefits from the transaction may not be fully realized or may take longer than anticipated to be realized, the risk that revenues following the transaction may be lower than expected and/or the risk that certain expenses, such as the provision for credit losses, of Discover, or Capital One following the transaction, may be greater than expected, (2) disruption to the parties’ businesses as a result of the announcement and penden-cy of the transaction, (3) the risk that the integration of Discover’s business and operations into Capital One, including the integration into Capital One’s compliance management program, will be materially delayed or will be more costly or difficult than expected, or that Capital One is otherwise unable to successfully integrate Dis-cover’s businesses into its own, including as a result of unexpected factors or events, (4) the possibility that the requisite regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that requisite regulatory approvals may result in the imposition of conditions that could adversely affect Capital One or the expected benefits of the transaction following the closing of the transaction), (5) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (6) the failure of the closing conditions in the merger agreement to be satisfied, or any unex-pected delay in completing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (7) the dilution caused by the issuance of additional shares of Capital One’s common stock in connection with the transaction, (8) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (9) risks related to management and oversight of the expanded business and operations of Capital One following the transaction due to the increased size and complexity of its business, (10) the possibility of increased scrutiny by, and/ or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of Capital One’s business operations following the transaction, (11) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Capital One before or after the transaction, or against Discover, (12) the risk that expectations regarding the timing, completion and accounting and tax treatments of the transaction are not met, (13) the risk that any announcements relating to the transaction could have adverse effects on the market price of Capital One’s common stock, (14) certain restrictions during the pendency of the transaction, (15) the diversion of management’s attention from ongoing business operations and opportunities, (16) Capital One’s and Discover’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing, (17) effects of the announcement, pendency or com-pletion of the transaction on Capital One’s or Discover’s ability to retain customers and retain and hire key personnel and maintain relationships with Capital One’s and Discover’s suppliers and other business partners, and on Capital One’s and Discover’s operating results and businesses generally, (18) general competitive, economic, polit-ical and market conditions and other factors that may affect future results of Capital One and Discover, including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities and (19) any other factors that may affect Capital One’s future results or the future results of Discover; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors which could affect future results of Capital One and Discover can be found in Capital One’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Discover’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http:// www.sec.gov. Capital One and Discover disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. Important Information About the Transaction and Where to Find It Capital One filed a registration statement on Form S-4 (No. 333-278812) with the SEC on April 18, 2024, as amended on June 14, 2024, to register the shares of Capital One’s common stock that will be issued to Discover stockholders in connection with the proposed transaction. The registration statement, which is not yet effective, includes a preliminary joint proxy statement of Capital One and Discover that also constitutes a preliminary prospectus of Capital One. If and when the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form, such joint proxy statement/prospectus will be sent to the stockholders of each of Capital One and Discover in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS (AND ANY OTHER AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSAC-TION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PRO-SPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Capital One or Discover through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Capital One or Discover at: Capital One Financial Corporation 1680 Capital One Drive McLean, VA 22102 Attention: Investor Relations investorrelations@capitalone.com (703) 720-1000 Discover Financial Services 2500 Lake Cook Road Riverwoods, IL 60015 Attention: Investor Relations investorrelations@discover.com (224) 405-4555 Before making any voting or investment decision, investors and security holders of Capital One and Discover are urged to read carefully the entire registration statement and preliminary joint proxy statement/prospectus, including any amendments thereto when they become available, because they contain or will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above. Participants in Solicitation Capital One, Discover and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Capital One and Discover in connection with the proposed transaction. Information regarding the directors and executive officers of Capital One and Discover and other persons who may be deemed participants in the solicitation of the stockholders of Capital One or of Discover in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Capital One with the SEC. Information about the directors and executive officers of Capital One and their ownership of Capital One common stock can also be found in Capital One’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 20, 2024, and other documents subsequently filed by Capital One with the SEC. Information about the directors and executive officers of Discover and their ownership of Discover com-mon stock can also be found in Discover’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 15, 2024, and other documents subsequently filed by Discover with the SEC. Additional infor-mation regarding the interests of such participants is included in the preliminary joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available. COMMUNITY BENEFITS PLAN 20 Copyright 2024 Capital One

The following are copies of materials posted to the website www.capitalonediscover.com on July 17, 2024.

The following article was made available to Capital One employees on July 17, 2024.

Capital One Announces $265 Billion Community Benefits Plan

New plan has more than $265 billion in lending, investments, and philanthropy over five years

Our proposed acquisition of Discover Financial Services brings together two mission-driven companies with superior track records of investing in the communities where we live and operate. Today we’re thrilled to build on those commitments by announcing a $265 billion community benefits plan, which will make significant financial and programmatic investments across the nation to address critical economic priorities.

Community benefits plans are how banks share their plans to fulfill Community Reinvestment Act requirements and respond to broader community needs.

Andy Navarrete, Executive Vice President and Head of External Affairs

“This plan delivers high impact, scalable solutions for low- and moderate-income communities, and its commitments and ambition reflect the robust, candid dialogue that drove its development. We have long valued community and customer feedback on our products, policies, and programs, recognizing that our partners are often the closest to the needs of the community, and we are deeply grateful to our negotiating partners and the many other community members and leaders across the country whose feedback and innovative ideas are reflected in this plan.”

This plan is twice as large as any commitment previously developed in connection with a bank acquisition and demonstrates to key stakeholders, including community partners, policymakers, and others, how the combination of Capital One and Discover will create an opportunity to provide more lending, investment, and services to underserved communities than the institutions would on a stand-alone basis.

Our plan aims to expand economic opportunity for underserved consumers, including those in low- and moderate-income (LMI) neighborhoods, rural areas, and communities of color. It will also support increased access to best-in-class products and services for unbanked or underbanked consumers as well as consumers across the credit spectrum and expand access to capital and opportunity.

The five-year plan is designed to:

•	Enable greater access to safe and affordable housing

•	Expand access to credit so small business owners can sustain and grow their businesses

•	Increase access to banking products and credit for LMI consumers

•

Build high-quality local infrastructure to facilitate the delivery of essential services, and support the development of schools, civic centers, and healthcare facilities that are vital to building strong and vibrant communities.

The plan represents an important milestone in our continued focus on financial inclusion and well-being and will build on Capital One’s and Discover’s shared legacy of investing in our communities to help people live, work, and build wealth on their own terms.

Kerone Vatel, Head of Community Impact and Investment

“Capital One and Discover have long been leaders in investing in our communities to help people live, work, and build wealth on their own terms. This plan affords everyday consumers across America the opportunity to navigate their finances with resilience. We will continue to forge collaborative partnerships that build on Capital One and Discover’s combined legacy of deep community investment centered on the needs of the people who live there.”

The plan has significant financial and programmatic commitments, including: $44 billion in community development financing, $600 million in support for Community Development Financial Institutions, $575 million in philanthropy, $200 billion in consumer lending to low- and moderate-income consumers, $15 billion in lending to small businesses, and $5 billion in anticipated spending with diverse suppliers. In addition, the plan includes new products and features focused on addressing the needs of underserved populations.

Importantly, we did not develop this plan alone. We worked closely with four of the industry’s largest and most prominent community organizations: the National Association for Latino Community Asset Builders (NALCAB), NeighborWorks America (NeighborWorks), the Opportunity Finance Network (OFN), and the Woodstock Institute (Woodstock). These organizations represent over 800 nonprofits and serve as industry leaders across affordable housing and homeownership counseling, asset generation, economic mobility, CDFIs, and research and advocacy for economic justice.

We also consulted with over two dozen members of our long-standing Community Advisory Council, a forum in which nonprofit leaders can learn about and provide feedback on our strategy, products, and services, especially those related to underserved communities.

Our team also met with more than 100 community organizations and more than 100 local, state, and federal elected officials to discuss the acquisition and hear ideas for how our efforts and community benefits plan could be most responsive to the needs of communities across the country.

This engagement included listening sessions with community organizations in key markets across Capital One’s and Discover’s footprint.

All of these voices helped to bring deep connections to the community and diverse perspectives on the best way to advance economic opportunity for consumers and small businesses, particularly those who have traditionally been underserved.

Additional information about the community benefits plan is available in the announcement press release and accompanying overview.

We understand this is exciting news. However, we ask that you not post or comment about this announcement or proposed deal on social media. That includes personal social media (X, Facebook, Instagram, etc.) or professional social media (LinkedIn, etc.).

Forward Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the proposed transaction between Capital One Financial Corporation (“Capital One”) and Discover Financial Services (“Discover”), the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Capital One or Discover to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies and other anticipated benefits from the transaction may not be fully realized or may take longer than anticipated to be realized, the risk that revenues following the transaction may be lower than expected and/or the risk that certain expenses, such as the provision for credit losses, of Discover, or Capital One following the transaction, may be greater than expected, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, (3) the risk that the integration of Discover’s business and operations into Capital One, including the integration into Capital One’s compliance management program, will be materially delayed or will be more costly or difficult than expected, or that Capital One is otherwise unable to successfully integrate Discover’s businesses into its own, including as a result of unexpected factors or events, (4) the possibility that the requisite regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that requisite regulatory approvals may result in the imposition of conditions that could adversely affect Capital One or the expected benefits of the transaction following the closing of the transaction), (5) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (6) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in completing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (7) the dilution caused by the issuance of additional shares of Capital One’s common stock in connection with the transaction, (8) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (9) risks related to management and oversight of the expanded business and operations of Capital One following the transaction due to the increased size and complexity of its business, (10) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of Capital One’s business operations following the transaction, (11) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Capital One before or after the transaction, or against Discover, (12) the risk that expectations regarding the timing, completion and accounting and tax treatments of the transaction are not met, (13) the risk that any announcements relating to the transaction could have adverse effects on the market price of Capital One’s common stock, (14) certain restrictions during the pendency of the transaction, (15) the diversion of management’s attention from ongoing business operations and opportunities, (16) Capital One’s and Discover’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing, (17) effects of the announcement, pendency or completion of the transaction on Capital One’s or Discover’s ability to retain customers and retain and hire key personnel and maintain relationships with Capital One’s and Discover’s suppliers and other business partners, and on Capital One’s and Discover’s operating results and businesses generally, (18) general competitive, economic, political and market conditions and other factors that may affect future results of Capital One and Discover, including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities and (19) any other factors that may affect Capital One’s future results or the future results of Discover; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors which could affect future results of Capital One and Discover can be found in Capital One’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Discover’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Capital One and Discover disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Important Information About the Transaction and Where to Find It

Capital One filed a registration statement on Form S-4 (No. 333-278812) with the SEC on April 18, 2024, as amended on June 14, 2024, to register the shares of Capital One’s common stock that will be issued to Discover stockholders in connection with the proposed transaction. The registration statement, which is not yet effective, includes a preliminary joint proxy statement of Capital One and Discover that also constitutes a preliminary prospectus of Capital One. If and when the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form, such joint proxy statement/prospectus will be sent to the stockholders of each of Capital One and Discover in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON

FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS (AND ANY OTHER AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Capital One or Discover through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Capital One or Discover at:

Capital One Financial Corporation	Discover Financial Services
1680 Capital One Drive McLean, VA 22102 Attention: Investor Relations investorrelations@capitalone.com (703) 720-1000	2500 Lake Cook Road Riverwoods, IL 60015 Attention: Investor Relations investorrelations@discover.com (224) 405-4555

Before making any voting or investment decision, investors and security holders of Capital One and Discover are urged to read carefully the entire registration statement and preliminary joint proxy statement/prospectus, including any amendments thereto when they become available, because they contain or will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Capital One, Discover and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Capital One and Discover in connection with the proposed transaction. Information regarding the directors and executive officers of Capital One and Discover and other persons who may be deemed participants in the solicitation of the stockholders of Capital One or of Discover in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Capital One with the SEC. Information about the directors and executive officers of Capital One and their ownership of Capital One common stock can also be found in Capital One’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 20, 2024, and other documents subsequently filed by Capital One with the SEC. Information about the directors and executive officers of Discover and their ownership of Discover common stock can also be found in Discover’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 15, 2024, and other documents subsequently filed by Discover with the SEC. Additional information regarding the interests of such participants is included in the preliminary joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.

The following materials were posted to Capital One’s social media accounts on July 17, 2024.

Forward Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the proposed transaction between Capital One Financial Corporation (“Capital One”) and Discover Financial Services (“Discover”)the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Capital One or Discover to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies and other anticipated benefits from the transaction may not be fully realized or may take longer than anticipated to be realized, the risk that revenues following the transaction may be lower than expected and/or the risk that certain expenses, such as the provision for credit losses, of Discover, or Capital One following the transaction, may be greater than expected, (2) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, (3) the risk that the integration of Discover’s business and operations into Capital One, including the integration into Capital One’s compliance management program, will be materially delayed or will be more costly or difficult than expected, or that Capital One is otherwise unable to successfully integrate Discover’s businesses into its own, including as a result of unexpected factors or events, (4) the possibility that the requisite regulatory, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that requisite regulatory approvals may result in the imposition of conditions that could adversely affect Capital One or the expected benefits of the transaction following the closing of the transaction), (5) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (6) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in completing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (7) the dilution caused by the issuance of additional shares of Capital One’s common stock in connection with the transaction, (8) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (9) risks related to management and oversight of the expanded business and operations of Capital One following the transaction due to the increased size and complexity of its business, (10) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of Capital One’s business operations following the transaction, (11) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against Capital One before or after the transaction, or against Discover, (12) the risk that expectations regarding the timing, completion and accounting and tax treatments of the transaction are not met, (13) the risk that any announcements relating to the transaction could have adverse effects on the market price of Capital One’s common stock, (14) certain restrictions during the pendency of the transaction, (15) the diversion of management’s attention from ongoing business operations and opportunities, (16) Capital One’s and Discover’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing, (17) effects of the announcement, pendency or completion of the transaction on Capital One’s or Discover’s ability to retain customers and retain and hire key personnel and maintain relationships with Capital One’s and Discover’s suppliers and other business partners, and on Capital One’s and Discover’s operating results and businesses generally, (18) general competitive, economic, political and market conditions and other factors that may affect future results of Capital One and Discover, including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities and (19) any other factors that may affect Capital One’s future results or the future results of Discover; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms. Additional factors which could affect future results of Capital One and Discover can be found in Capital One’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and Discover’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Capital One and Discover disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

Important Information About the Transaction and Where to Find It

Capital One filed a registration statement on Form S-4 (No. 333-278812) with the SEC on April 18, 2024, as amended on June 14, 2024, to register the shares of Capital One’s common stock that will be issued to Discover stockholders in connection with the proposed transaction. The registration statement, which is not yet effective, includes a preliminary joint proxy statement of Capital One and Discover that also constitutes a preliminary prospectus of Capital One. If and when the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form, such joint proxy statement/prospectus will be sent to the stockholders of each of Capital One and Discover in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS (AND ANY OTHER AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Capital One or Discover through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Capital One or Discover at:

Capital One Financial Corporation	Discover Financial Services
1680 Capital One Drive McLean, VA 22102 Attention: Investor Relations investorrelations@capitalone.com (703) 720-1000	2500 Lake Cook Road Riverwoods, IL 60015 Attention: Investor Relations investorrelations@discover.com (224) 405-4555

Before making any voting or investment decision, investors and security holders of Capital One and Discover are urged to read carefully the entire registration statement and preliminary joint proxy statement/prospectus, including any amendments thereto when they become available, because they contain or will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Capital One, Discover and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Capital One and Discover in connection with the proposed transaction. Information regarding the directors and executive officers of Capital One and Discover and other persons who may be deemed participants in the solicitation of the stockholders of Capital One or of Discover in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Capital One with the SEC. Information about the directors and executive officers of Capital One and their ownership of Capital One common stock can also be found in Capital One’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 20, 2024, and other documents subsequently filed by Capital One with the SEC. Information about the directors and executive officers of Discover and their ownership of Discover common stock can also be found in Discover’s definitive proxy statement in connection with its 2024 annual meeting of stockholders, as filed with the SEC on March 15, 2024, and other documents subsequently filed by Discover with the SEC. Additional information regarding the interests of such participants is included in the preliminary joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.